Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No. for Registration Statement
on Form S-4 filed by Cabot Oil & Gas Corporation: 333-257534

Date: September 9, 2021

The following communications are being filed in connection with the proposed merger of Cimarex Energy Co. (“Cimarex”) and Cabot Oil & Gas Corporation (“Cabot”).

The following is a transcript of an interview with Thomas E. Jorden, the Chairman, President and Chief Executive Officer of Cimarex, at the Barclays CEO Energy-Power Conference held on September 8, 2021.

CORPORATE PARTICIPANTS

Thomas E. Jorden Cimarex Energy Co. - Chairman, CEO & President

CONFERENCE CALL PARTICIPANTS

Jeanine Wai Barclays Bank PLC, Research Division - Research Analyst

PRESENTATION

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Good morning, everyone. We're extremely pleased to have with -- have with us this morning -- sorry, it's been a long morning, Mr. Tom Jorden, President and CEO of Cimarex Energy and soon to be CEO of NewCo, pending approval with the merger with Cabot.

In May, Cimarex, a multi-basin E&P with operations in the Permian and the Anadarko announced an all-stock merger with Cabot, a natural gas company with operations in the Marcellus in Pennsylvania.

So the combined company is set to have top-tier free cash flow. And most importantly, an extremely attractive strategy for cash returns to shareholders.

So Tom, welcome.

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Thank you. Good to be here.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

So we've got some questions that we'd love to ask you. If you want to make some prepared remarks you can. If not, we can just go straight into Q&A.

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

No. I'd say, let's dive right in, Jeanine.

QUESTIONS AND ANSWERS

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

All right. So I think the first thing that we want to talk about is maybe the Cabot merger, obviously, and addressing some pushbacks, since I know you have no problem doing that. So in terms of the pending merger announced in May, should we expect it to close in Q4. Some of the concerns voiced by investors had been that there was per share dilution, there was lack of operational synergies. I think you said, yourself at one point that you know, that you broke the mold on the M&A playbook for E&P with this deal.

But can you talk about how your conversations with shareholders have really evolved since announcing the deal in May. And specifically, what have you been able to clarify for people that have caused them to maybe rethink the initial skepticism?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Well, I’d certainly be happy to. Initially, as you've mentioned, Jeanine, we had surprised the market. And so our first conversations were tough. I think when you surprised people, they're going to be challenging, and we expected that. We actually welcomed it. And it was a good opportunity for us to listen to address some concerns.

We are really convinced that this is a terrific move for the Cimarex shareholder. It brings us for a more diversified base. It brings us stronger free cash flow as a combined company, but also allows us to lean into cash return in a way that is much more aggressive than we would have, had we been stand-alone.

First and foremost, what appealed to us is the asset quality. Both Cimarex and Cabot have top-tier assets with phenomenal return on capital. And that allows us to have a program that's not only highly capital efficient and allows us with a low breakeven cost to move forward, investing a very low percentage of our total cash flow in a maintenance and low growth mode, but also allows us to really lean into cash return.

And I think as the conversations have gone on, they've become very constructive. In fact, some of the early critics are going, wow. Subsequent conversations have been very supportive. And particularly, as we've seen gas prices move up over the last couple of months, I think that's really underscored to many watchers. If not the wisdom, the logic of this transaction and how having that diversified revenue base is really an appropriate way to manage the demands of our time and that's why we're doing it. We really feel like this is the right move for what our industry is being expected to deliver and we will deliver.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. And then, as we move forward, what do you think that E&P subgroup is that you consider to be NewCo’s closest comp?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Well I don't want to be flippant when I say, I think we're peer group 1 because that's kind of the way I see it. I do think we're going to have top assets, greatest flexibility, an amazing balance sheet and the opportunity to chart our own course. Now, we will be compared to a handful of companies that are top echelon on that in terms of market cap, balance sheet strength and asset quality.

And we absolutely intend to lean into our return of cash to our owners and be top tier, if not the #1 company in that space. So I'll leave it to others to decide what that peer group looks like. But we're considering ourselves a peer group of one, and we're going to perform accordingly.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. And we republished our combined model. So we've got top-tier free cash flow for you guys. So you're up there for us.

In terms of just putting together the 2 companies, you started some of the team integration earlier this summer. Can you just kind of tell us what you've learned so far? What are some areas that may require a little bit more attention than you initially thought? And where could there be areas on the other side, where you think synergies could really outperform your expectations?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Well, certainly, I'll take in reverse order. I'm looking forward to getting the combined company with one Jersey, one team and really finding operational synergies. I'm deeply impressed with the Marcellus operation Cabot has. I'm deeply impressed with the Permian and Anadarko operation Cimarex has. And my experience throughout my career is when you get 2 absolutely top-performing teams together and share best practices, both get better. And so I expect that to happen. And I think both companies will bring ideas to the table. And I think on all fronts, we're going to get better.

We are in the integration process. And as I look ahead, we're -- shareholder vote is, I believe, September 29, closing, give or take, October 1. I think we're on track. Certainly, operationally, I don't think you're going to see an interruption on the combined company's operations. Neither one will be severely impacted by the other, and they're both very high-performing operations that will continue.

The organizational integration is one that I think will be kind of behind the scenes to the external viewer, but that will take a little more time. We -- there are a lot of people that are being relocated, and we have family concerns around kids and school. Because we won't close till 1st of October, then you have holidays. And so it will probably be next summer before the dust settles. And we say, okay, everybody is in place.

But we know how to do that. We know how to live on the [hoof] and we'll not lose a step operationally. So really do look forward to getting this thing closed and then communicating our results.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. I guess another topic where we get a lot of questions on is just the inventory aspect for Cabot. And based on the work from your technical teams, where do you think is the biggest misconception that the market has with respect to Cabot's inventory depth. Do you think that it's just underestimating the remaining lower Marcellus locations? Or do you think it's really undeserved skepticism on the Upper Marcellus being able to deliver as just a distinct zone across the acreage?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Well, I think it's a little bit of both. I can't really comment on the work of others, I can comment on our work. We looked at well-by-well analysis in lower Marcellus and the lower Marcellus is certainly in its later years, if you say it's had a 12- or 13-year life. It's in the latter part of that, but we look at the Lower and Upper Marcellus, as we telegraphed, we see a 12- to 15-year inventory of absolutely top-tier locations that compete with anything in our portfolio.

And the Upper is the lion's share of that. I think that the Upper Marcellus, it's not unproven. There's about 50 producing wells on that acreage. There are offset operators that have some stellar wells that -- when you look at the geologic providence, you say, wow, these are direct analogs.

And so we feel like the Upper Marcellus is pretty well controlled in defending that 12- to 15-year inventory that we've talked about. And it could be longer than that. We've cut off a lot of the fringe just because there's not control there. So we hold firm to our opinion. It's not casual. We studied it hard, and we're very convinced that we're confident in our analysis.

So I'll just say that without necessarily disagreeing with any other particular voice out there, we'll stand on our own analysis.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. Got you. And then is there anything else you want to address on the deal before we kind of go to the go forward NewCo outlook?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

No. The only thing I'll say that I'm particularly excited about, one of the first challenges that we'll have just organizationally is coming up with a common language where we can identify the capital returns across the portfolio. And that is fairly straightforward, but it will involve some work and participation from both sides.

And then I'm particularly looking forward to the challenges of capital allocation. We're going to have 3 outstanding return profiles in the Marcellus, the Anadarko and the Permian, and that will make my job extremely difficult on capital allocation. And that's the kind of challenge you dream of is that the desire to put capital everywhere, but also the flexibility that provides as the marketplace swings to and fro, as commodity prices change, as basin differentials change, we will have the opportunity to pivot with very few commitments with tremendous flexibility and adroitness. And so I mean, this is just a dream come true for me. And look forward to getting that put together and demonstrating it.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. So the pivot that you mentioned, I guess, both Cimarex and Cabot independently had previously been talking about flat or slightly increasing production over the medium term. And so it sounds like on the NewCo, it's not like these two parallel paths going forward for the companies, you're going to be pivoting according to where you see the best efficiencies or maybe commodity upside, taking advantage of any run in either gas or oil independently. Is that kind of the right way to think about it?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

That's exactly right, Jeanine. That's exactly right. And first thing we have to do is develop that common language so we can compare heads up in the same economic analysis, all the opportunities within our portfolio. But we're going to seek to maximize our financial returns.

Now I mean there's probably going to be very low growth in that portfolio. I mean we'll see what the marketplace dictates. I mean we're certainly going to watch the call on the U.S. producer. I don't think anybody knows what that's going to be, but we're going to be responding to market fundamentals.

And we certainly understand the challenge of, if we all just look at our own environment without looking at the world at large, we get into this boom bust cycle. So we'll be disciplined. But we're also going to react to the marketplace that we find when we move forward.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

And so for reacting to the marketplace, what are the primary macro indicators that you're watching to determine, what the right level of activity is for 2022? And kind of where are we in -- for those macro factors?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Well, they're different for oil and gas. I mean certainly, as we enter the -- with the winter season, the storage is below the 5-year average, and there's a lot of very constructive conversation around gas and with some pipeline expansions coming on. There'll be a little bit of flexibility in the Marcellus there, not a ton, but a little bit.

And then the oil markets, it's anybody's guess. I mean I found it rather odd that the White House was calling on OPEC to increase production. At some point, I think if gasoline prices continue to creep up, the White House very well may be calling on U.S. producers to increase production. I don't have any particular insight there, but I think that the U.S. consumer is going to have just so much tolerance for high energy prices and the U.S. producer has tremendous capacity to meet that demand if need be. So there's just a lot of unknowns around there, they're geopolitical overprints. I mean, look, Jeanine, I'm giving you a litany of things we can't predict. And you and I have seen those throughout our careers. But the thing that we're going to have with NewCo is for amazing flexibility, a tremendous balance sheet and great flexibility to adapt regardless of where the market signals are coming from.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

And so I agree, there's a lot of things that we can't predict. One thing that we can be sure of it that we'll see future cycles, price cycles. So you mentioned macro factors. You mentioned maximizing financial opportunity for shareholders. So I guess when you look at NewCo going forward, the strength of the balance sheet, the optionality that you had with the different assets, is your intent to generally invest through price cycles now?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Well, we do look at the mid-cycle price. And our mid-cycle is $50, $55, [$2.75] gas. That's kind of our operating model. I'll just say this, Jeanine. Yes, our intent would be to have more of a steady state going forward. But I'll also say that it depends what the cycles look like. I think a lot of us might have said that in 2019 that, yes, our intent is to have a steady state. But then when you're facing the reality of that down cycle, and you're facing the reality of balance sheet defense, I wouldn't want to make too many hero statements on cyclic behavior until we see what the cycle looks like.

The thing that we will have is a much stronger balance sheet than either company has ever enjoyed individually. And so to the extent that we would have the opportunity for the wherewithal to invest through cycles, that will certainly be right there in front of us. It looks a little different when you're in that downturn, it looks and feels a little different. So I hate to make too many hero statements on that.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. Smart statement. So in terms of the balance sheet, you mentioned a better balance sheet for NewCo versus the 2 separate companies. So maybe we can just move to cash distributions to shareholders. On our forecast on strip, I mean, NewCo has a significant amount of cash accumulating on balance sheet. And that's even after distributing 50% of cash flow and retiring the $750 million of the 2024 notes, there's still cash accumulating.

So one of the things that we've had conversations on with different management teams is in terms of the payout structure, whether you do it as a percentage of free cash flow or as a percentage of cash flow, and they both require a different level of discipline.

So can you talk about how you got comfortable with including a percentage of cash flow as part of your return framework. I think you said that was about 30%. And the pros and cons of potentially including a buyback as well. The kind of more commentary on buybacks is something that we noticed coming out of 2Q earnings is that, in Q1, a lot of management teams were very attracted to the variable payout. And then as you continue to see disconnect in equity and oil prices kind of the buyback started to move up in ranking in terms of optionality. So if you could just kind of talk about the pros and cons of the buyback too.

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Yes. There's a lot of questions in there, but I'll take them in order. We are committed to be top tier on cash return to our owners. And we've heard that demand. Owners don't want promise, they want results. They want something showing up in cash. And we started out on launch at a 50% plus of free cash flow. And let me just answer your question and go back to our roots.

We -- at Cimarex, we started paying an ordinary dividend about 15 years ago. And that dividend imposes a discipline on the management team because it's the first thing you set aside in your capital plan. You look at your cash flow from operations and that dividend is sacrosanct, and you set it aside. And as we thought further about it, we kind of liked the cash flow from operations marker because it kind of puts them at sacrosanct category.

The thing with the free cash flow promise is there's always the CapEx portion of that and it leaves a lot of latitude for management discretion on generating that free cash flow. And that's appropriate, totally appropriate.

But we also kind of like the marker on cash flow from operations because that's set aside, it becomes sacrosanct. And as we looked at a lot of commodity pricing models, as we looked at the strength of the combined company through those cycles, we realized that in all but the most draconian downside, the 30% of cash flow from operations was something that not only could we achieve, but we fully intended to achieve. So we subsequently modified our pitch there.

Now I'll say, you talked about various return models. We've had some interesting conversations with owners through this process where we've been pitched a stronger ordinary dividend, very -- as opposed to a variable dividend.

I mean those will be conversations. We -- what we want is, we want to consistently return cash to our owners. We want to have credibility in the marketplace for that commitment being real. And then we want to perform over time and have people see that our behavior, the video matches the audio over time. And so all of those things will be points of future discussion, and we'll talk about that.

Now the buyback, your observation is absolutely appropriate, Jeanine, even within that framework of aggressive cash return, we will still have opportunity for great flexibility with cash on the balance sheet. And buybacks are always a point of interesting discussion.

Now we'll analyze buybacks the way we analyze everything, and that is accretive to our owners is a good place to put that cash and that involves a lot of our own internal NAV modeling and so on and so forth. I don't see too many models out there that I want to emulate. I mean what often happens is, we have cash on our balance -- as an industry broadly, we have cash on our balance sheet when prices are high. And that often means our equities are high. So we go buy stock when it's high and then the cycle turns and it's buy high, hold low. That colors our thinking, quite frankly. We're not averse to buybacks, but it will be -- it's something that we'll discuss with our board and it'll absolutely be an option for us I know philosophically I kind of like the -- bringing in greater ownership for our existing shareholders that have buyback offers but we'll have great flexibility, and that will be on the table.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. Maybe we saw variable dividend buybacks, special dividends. So upon closing the deal, you've announced a special dividend for that. And then that's one of the options in your toolkit to consider going forward as well. As you're well aware, one of the pushbacks of the specials is just it's, by definition, one-off doesn't get capitalized in the valuations, and you've heard all this before. So I’m just wondering, you declared the special, what’s the likelihood, or how are you thinking about special dividends going forward as well?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Well, I think the special was one that we really wanted to send a signal to the marketplace that we're serious about this. And the special dividend was the way we could do that. And so we're delighted to be paying the special dividend on closing. We think it's wholly appropriate. And we think it's consistent with all aspects of the deal.

Going forward, I think you would probably see us lean into the variable dividend more than have special dividends because as you point out, special dividend by its very nature, is special and therefore, unpredictable. And I think what we'd like to do is establish a rhythm where people can count on us to behave consistently. So I don't envision a special dividend being something that we would go to first in our toolkit. But again, we need to have this conversation with the NewCo Board. We need to come together as a management team and debate the various options, but that's the way I see it today.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. And then maybe going back to your prior commentary about capital allocation. And you're going to have a hard time doing that because you have so many good assets in the portfolio. So maybe as we think about M&A, inorganic capital allocation versus organic, how do you think about future opportunities now that you've done the Cabot deal. You've talked about building a company for the next decade, not for the next quarter. And so how are you thinking about future M&A now?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Well, it won't be a core strategy. We've never had M&A as a core strategy. It's been something that is an opportunity, but not a goal. And the problem with M&A is, it's hard to find something that checks all of your boxes. I think, first and foremost, you want outstanding asset quality. You don't want to hold assets in that then go to the back of the line. That doesn't make any sense. It's got to make the company stronger on all fronts.

And so we won't feel pressured to need to do anything. We've got a really deep inventory. I mean in our business, a 15-year inventory or more is what we'll have is governed here forever. And so we won't feel pressured. And that's a good thing.

I think when companies feel pressured to do things, they tend to make bad decisions, and we'll have the flexibility. If something were to drop in our lap, that was an obvious wow, we'll have the wherewithal that we -- much, much greater than any company individually. But it won't be a part of our core strategy on any timeframe. It will just be an opportunity if it presents itself. Chances are, these are really rare.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. Got you. Maybe on the other side, on the divestiture side, what do you think is the right amount of diversification now going forward? And I guess I'm alluding to the Anadarko. I know you just completed some testing there that seemed to have pretty positive results. We're still kind of waiting to see a little bit more on how those things will perform. But like what's the right amount of diversification in terms of the number of basins. Is it 2? Is it 4? And kind of like how do you think about that?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Well, I think the right amount of diversification is one where you're truly flowing capital around the portfolio, and you're able to maximize your overall top line results by capital allocation. And that I think it's probably more than 1 basin because with 1 basin, you are held hostage to what tend to be episodes. With more than 1 basin, you have kind of an implicit safety valve there.

I've talked in the past that the Anadarko, we starved it for capital the last couple of years, and we did it deliberately. That was a strategy of ours, because we sent our team back to drawing board to come up with a meaningful contribution to a landscape of capital allocation.

And they've done that. I'm really, really optimistic about the Anadarko as a competitor for meaningful capital within what will be a 3-basin portfolio. Now we need to establish that. We're flowing some things back now that we've talked about. We need to establish that go forward and show not only the marketplace but show ourselves that we really do have capital allocation amongst 3 basins.

If the Anadarko were to be 5% of our total capital, it's not consistent with what I've just said. So although we don't see it today as a divestiture candidate, I've said openly that it's got to compete for capital. I think they are competing for capital. I'm really, really very confident in what they put together. They've shown us what is a really strong inventory of top-tier opportunities. And I think it makes NewCo stronger. And so -- but over time, we're going to have to demonstrate that there's capital flowing there, which I think we will.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. Maybe quickly here, I want to talk something about Haynesville. Okay. And then something on ESG because I don't know how, we only have 2 minutes left. M&A is not a core strategy, you just said that. In terms of gas exposure, how you look at the energy transition growth in terms of export hubs and pricing. Like would you ever be interested in maybe moving towards gas exposure in the Haynesville?

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Well, we've looked at the Haynesville. We like the Haynesville for lots of reasons. I think the Haynesville is quite attractive. As I -- I'll just throw it into the M&A question. I mean it's -- we're not -- we don't need to do anything. But I mean, I wouldn't rule it out, but that's not to rule it in either. The Haynesville is an interesting basin.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. And then in the last 2 minutes, I kind of want to just talk about some of your ESG initiatives and goals. And so when we talked about the Cabot merger previously, I think some of the commentary prior to that was that it enabled some of the ESG goals that you weren't able to do as a stand-alone company. Can you talk a little bit about what you meant by that? And if you have any initial thoughts on carbon capture and where NewCo could participate, maybe a little bit more directly on the energy transition through carbon capture other types of projects.

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

No. That's exactly what I meant by that. That with a bigger balance sheet, greater cash flow from operations, we'll have the opportunity to explore some things longer term or whether that's carbon capture, whether that's electrification, whether that's some kind of partnership around Scope 2 emissions, whether it's responsibly sourced gas and what that means, the bigger balance sheet allows us to look at things with and greater flexibility. We're as a combined company, NewCo will be deeply committed to keeping ESG issues as a top engineering challenge. We've made tremendous progress. But we have great things yet to do. And that bigger balance sheet, the bigger cash flow is really going to help us explore things that would be difficult, if we were stand-alone, either Cabot or Cimarex.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. And we are out of time, and I always got questions for you, Tom, but I got to stick to my schedule. So thank you so much for your time today. It's been a real pleasure.

Thomas E. Jorden - Cimarex Energy Co. - Chairman, CEO & President

Thank you, Jeanine. It's been terrific. Thank you.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Take care. Bye.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 and preliminary joint proxy statement/prospectus that was filed with the Securities and Exchange Commission (“SEC”) and the definitive joint proxy statement/prospectus if and when it becomes available in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investorrelations and on the SEC’s website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, Cabot filed with the SEC a registration statement on Form S-4 on June 30, 2021 (as amended on August 13, 2021), that includes a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. The registration statement was declared effective by the SEC on August 20, 2021, and on August 23, 2021 Cabot and Cimarex each filed the definitive joint proxy statement/prospectus in connection with the proposed Merger with the SEC. Cabot and Cimarex commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about August 23, 2021. Each of Cabot and Cimarex will also file other relevant documents with the SEC regarding the proposed Merger. This communication is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that Cabot or Cimarex has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement, the definitive joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed Merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Merger by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when such materials become available. Investors should read the definitive joint proxy statement/prospectus, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.

The following presentation was posted on Cimarex’s webpage on September 9, 2021.

Creating a Premier Energy Company Positioned to Deliver Value September 2021

Substantially increases return of capital to Cimarex shareholders • Committed to returning 50%+ of FCF to shareholders with confidence to distribute 30%+ of CFO at all but the lowest of commodity price scenarios • Enhances dividend payout to current Cimarex shareholders: › Increases base dividend by ~86% vs current Cimarex dividend › Introduces variable dividend targeting return of 50%+ of FCF › Pays special dividend of $0.50/combined company share after closing (equal to $2.01/Cimarex share) Improved free cash flow profile driven by best - in - class combined assets • Cimarex shareholders gain leverage to among the lowest break - even natural gas assets in North America through Cabot, creating a portfolio with scale & substantial capital optionality • Combining Cimarex with Cabot’s low - decline assets enhances FCF resilience & delivers a combined >20 year estimated life of low - c ost, high - return inventory › PDP reserves increase from ~33% to ~38% of asset value 1 , improving cash flow stability & predictability › PDP reserve life increases from ~7 years to ~9 years 1 , improving cash flow longevity & continuity • Increases NAV (discounted value of asset life cash flow generation ) per share 1 • Increases FCF upside, decreases downside exposure & reduces mid - cycle volatility • Expect to generate $4.7bn cumulative FCF 2022 - 24 at mid - cycle commodity prices Strengthened financial profile with lower leverage and specific, actionable synergies • Lowers leverage from 0.8x to 0.3x (’22E) 1 • Improves cost of capital from scale, liquidity & stability • Strengthened balance sheet & cash flow stability create flexibility for combined company hedging strategy • $100mm in identified G&A synergies expected, with further opportunities to enhance capital efficiency & realize operational synergies Compelling Transaction with a Commitment to Best - in - Class Returns 1 Based on respective company databases at 5/21/21 strip prices & blended WACC. Increases measured compared to Cimarex standalone metrics 2

Strong Board & accountable governance • Experienced, independent Board with strengths in executive leadership, capital allocation, ESG/Energy transition & M&A, among ot hers › 4 of 8 independent directors expected to serve on the Board are diverse • Combination enhances Board accountability & overall corporate governance profile: › Results in annual election of directors (with majority vote standard) & shareholder ability to act by written consent › Eliminates supermajority voting requirements › Continuing commitment to Board practice of soliciting & responding to shareholder feedback › Executive compensation will remain aligned with key strategic priorities, including environmental metrics & company performance Commitment to sustainability • Committed to environmental stewardship & sustainability, including reporting in line with SASB/TCFD standards & further reduc tio n of GHG emissions • Separate Board committee of independent directors will provide oversight of all sustainability commitments, progress & standa rds • Sustainability metrics & commitments will be embedded in executive compensation, ensuring alignment Transaction result of comprehensive process • Process guided by fundamental changes in the energy industry and investor sentiment, with feedback from Cimarex’s shareholders › Independent Board thoroughly & thoughtfully explored potential alternatives to address industry changes › Sought perspectives of multiple shareholders on Cimarex’s outlook, strategy & opportunities throughout process • Engaged in preliminary discussions with Cabot & 5 other E&P companies at various times over the course of 2020 & into 2021 › Proceeded to confidential diligence with Cabot & another E&P company › Cimarex team performed thorough operational, technical & financial due diligence on Cabot’s assets for over 3 months • Ultimately, the Cimarex Board unanimously determined that a combination with Cabot would further align Cimarex with evolving industry trends & best - position the combined company for enhanced value creation Compelling Transaction with a Commitment to Best - in - Class Returns (cont.) 3

Combined Company Will Be Part of An Elite Class of Leading E&Ps

CIMAREX + Cabot Oil & Gas Corporation

Transaction Significantly Enhances Cimarex's Profile on a Range of Key Metrics[1]

- **Base quarterly cash dividend per share increases by 86%**



$0.27
$0.50

- **PDP value per share increases by 27%**



$44.06
$56.07

- **Increases NAV per share across full range of scenarios[2]**

Attractive Combination of Key Investment Attributes

The combined company will be one of only a few elite companies[3] among 36 U.S. upstream independents to achieve the following:

- 2022E FCF Yield + 2020-2022 Prod. CAGR greater than 10% — ~14%
- 2022E Reinvestment Ratio of less than 60% — ~40%
- YE 2022 Net Debt / 2022E EBITDAX of less than 1.0x — ~0.3x
- Market cap greater than $10bn — ~$13Bn
- 2022E-2024E Cum. FCF as a % of Market Cap. of greater than 30% — ~35%
- Commitment to Return 50%+ of FCF — 50%+

[1] Based on respective company databases at 5/21/21 strip prices & blended WACC. Increases measured compared to Cimarex standalone metrics
[2] See Joint Proxy Statement/Prospectus of Cimarex and Cabot Oil & Gas for additional details
[3] Includes the combined company, COP, DVN, FANG & PXD

4

New Dividend Framework Accelerates Return of Capital to Cimarex Shareholders

INCREASING BASE DIVIDEND

- *Anticipate* ***increasing base annual dividend to XEC shareholders by 86%***
- *Committed to* ***growing base dividend*** *over time*

INTRODUCING VARIABLE DIVIDEND

- ***Expect to introduce quarterly variable dividend after closing (expect first payment 1Q22)***
- *Flexible mechanism for targeting a total return of* ***50%+ of free cash flow***

PAYING SPECIAL DIVIDEND

- *$0.50 per combined company share ($2.01 per Cimarex share)* ***special dividend*** *expected to be payable after closing*
- *Equal to nearly* ***two years of Cimarex's base dividend***

✓ ***Targeting future share repurchases / special dividends, depending on cash flow generation***

Materially Enhancing Dividend Payout (~3.5x standalone)[1]

Standalone XEC vs. XEC shareholder share of pro forma cash distributions ($mm) at mid-cycle price deck[2]



Base Dividend
Variable Dividend
Special Dividend
$106
$130[3]
$206
$206
~$170
$206
~$210
$206
$220
2021e
2021e
2022e
2023e
2024e

[1] Variable dividend assumes base plus variable equals 50% of FCF
[2] $55/Bbl WTI oil price & $2.75/Mmbtu NYMEX Henry Hub natural gas price
[3] Assumes standalone 1Q to 3Q base dividends plus pro forma 4Q base dividend

5

$1.2 $1.2 $1.2 $1.2 $1.2 $1.2 $1.2 $1.2 $0.5 $1.0 $0.8 $1.3 $1.3 $1.1 $1.6 $2.5 $0.4 $1.6 $1.2 $2.2 $2.2 $1.9 $2.9 $3.8 $2.1 $3.8 $3.2 $4.7 $4.7 $4.2 $5.7 $7.5 $40 / $2.25 $40 / $3.00 $50 / $2.25 $50 / $3.00 Mid-Cycle ($55 / $2.75) $60 / $2.25 $60 / $3.00 $70 / $3.50 Base Dividend Variable Dividend Excess FCF 2022 - 2024 Cumulative FCF C apacity & confidence to distribute >30% of CFO in all but the lowest commodity price scenarios Robust FCF Outlook Drives Material Step - up in Capital Returns to Shareholders 1 Variable dividend plus base dividend equals 50%+ of FCF. For illustrative purposes, the variable dividend plus the base dividend in each pricing scenario equals the greater of 30% of CFO or 50% of FCF 2022 - 2024 Cumulative FCF Outlook ($bn) 1 FCF & implied cash distributions to shareholders at various price scenarios 6

(61%) (36%) (27%) 49% 29% 32% Status Quo Pro Forma PF - Optimized (76%) (70%) (57%) 60% 61% 69% Status Quo Pro Forma PF - Optimized Mid - cycle Case ($ 55 oil & $2.75 gas) $70 oil & $3.50 gas $40 oil & $2.00 gas Mid - cycle Case ($ 55 oil & $2.75 gas) $70 oil & $2.75 gas $40 oil & $2.75 gas 110% 64% 59% 17% upside reduction vs. XEC standalone 35% downside reduction vs. XEC standalone Note: Analysis examines movement of 2022 - 2024 total cash flow across a 90% commodity price confidence interval around a $55 oil / $2.75 gas “mid - cycle” price case. Commodity price confidence interval based on statistical analysis of 15+ years of futures contract time spreads, resulting in NYMEX commodity price ranges of $40 - 70 / bbl & $2.00 - $3.50 / MMBtu Ability to Optimize Capital Allocation Through Commodity Cycles Makes FCF More Resilient Optimized Optimized “Optimized” pro forma case illustrates the combined company’s ability to reallocate capital to increase overall returns while moderating growth Standalone Standalone % C hange in FCF % C hange in FCF Increased FCF Upside; Reduced FCF Downside Increased FCF upside in high commodity price environments & reduced FCF downside in low commodity price environments Reduced Volatility & Asymmetric Protection FCF volatility from oil price changes is significantly diminished; elimination of downside greater than reduction in upside exposure 7 2x upside reduction

Complementing Cimarex's Leading Assets with Cabot's High Quality, High Return Inventory

Low Cost of Supply Assets

OIL BREAKEVENS (WTI $/Bbl)[1]



Pro Forma Revenue[2]
45%
13%
$41.17
$42.01
$43.17
$45.57
$46.85
$57.08
$62.76
Midland
Delaware
DJ Basin
Eagle Ford
Bakken
Anadarko
PRB

GAS BREAKEVENS (NYMEX $/Mcf)[1]



Pro Forma Revenue[2]
42%
$1.87
$2.32
$2.33
$2.53
$2.58
$2.60
$2.71
$2.77
$2.95
$3.01
$3.37
SW PA Rich Gas
WV Rich Gas
Marcellus Core
Haynesville - LA Core
Marcellus Tier 2
SW PA Dry Gas
Haynesville - North LA
Haynesville - Shelby T
OH Utica
WV Dry Gas
Haynesville - North TX

Resource Scale Maximizes Capital Allocation Flexibility to Take Advantage of Commodity-Specific Cycles

Combined Company Inventory Life Sensitivities for Commodity-Specific Cycles[3]



>10 years
>20 years
$40 / $2.25
$55 / $2.75

Click to hear more about our team's technical review of Cabot's Marcellus assets



Cimarex validated Cabot's assets through extensive technical evaluation

- **Cimarex team performed a thorough review of Cabot's Upper & Lower Marcellus assets, supporting a risked estimated life of 12-15 years for Cabot's inventory, which competes with Cimarex's near-term inventory**
  - Addition of lowest risk / highest return Marcellus inventory in industry, supported by ~1,000 operated offset producing wells
  - Incremental long-term upside to inventory life across Cabot's acreage
- **Delaware Basin & Marcellus commodity break-evens among the lowest break-even, long-life assets in North America**
  - High quality portfolio with low maintenance capital requirements (<$35/Bbl & <$2/MMBtu prices)
- **Potential to enhance capital efficiency & realize operational synergies:**
  - Optimize field compression
  - Potential co-development of Upper & Lower Marcellus zones where Purcell frac barrier is less prevalent/thick
  - Mitigate parent/child well degradation
  - Manage volumes around natural gas seasonality

[1] Oil & natural gas play breakeven analysis assumes 25% BTAX IRRs & strip pricing as of 3/3/2021; sourced from J.P. Morgan equity research (3/16/2021)
[2] 1Q 2021 pro forma revenue contribution per basin
[3] Inventory years calculated as total net capital for wells with PV/I greater than 1.5x, divided by total pro forma 2021 capital; flat NYMEX WTI $/Bbl & Henry Hub NYMEX $/MMBtu

8

Combined Scale Increases Liquidity, Reduces Volatility & Is Expected to Improve the Credit Profile & Lower Cost of Capital (1.0x) (0.5x) 0.0x 0.5x 1.0x 1.5x 2.0x 2.5x 3.0x 3.5x 4.0x - $5 $10 $15 $20 $25 YE 2021e Net Debt / 2021e EBITDA Enterprise Value ($Bn) Wtd. Avg. Rates Coupon 3.24% 6.25% 4.07% 4.17% 3.90% 4.38% YTW 0.62% 1.17% 0.97% 1.56% 2.13% 2.58% 1 Upstream company universe at the time of the transaction excluded companies with TEV greater than $25bn, minerals companies, offshore com panies & international companies; FANG excluded from analysis given consensus estimates did not fully reflect recent deals at the time of transaction announcement Smaller Scale / Higher Leverage Larger Scale / Higher Leverage Smaller Scale / Lower Leverage Larger Scale / Lower Leverage Lower cost of capital facilitates accelerated capital returns Low Leverage + Scale Provides significant financial resilience & liquidity 1 Pro Forma Liquidity & Debt Maturity Profile Scale supports low cost of capital (in millions) 9

Diverse & Skilled Combined Company Board Will Ensure Independent Oversight of Management

Board of Directors Designees*



DAN O. DINGES — Cabot Oil & Gas
Executive Chairman
- 40+ years of executive experience in O&G industry, including 19 years as CEO of Cabot, with deep knowledge of the combined company, operations, culture and long-term strategy and goals.



THOMAS E. JORDEN — CIMAREX
President & CEO
- 35+ years of experience in the O&G industry, including 10 years as CEO of Cimarex, with significant leadership and operational expertise and a track record of value creation



DOROTHY ABLES — Cabot Oil & Gas
Independent Director
- 30+ years of O&G industry experience, with deep experience in natural gas transportation and marketing, as well as financial expertise having served as CFO of Duke Energy Gas Transmission, among other executive leadership roles



LISA STEWART — CIMAREX
Lead Independent Director
- 40+ years of O&G industry experience, including in reservoir engineering, business development, land & EH&S, including as Founder & Executive Chairman of Sheridan Production Partners



ROBERT BOSWELL — Cabot Oil & Gas
Independent Director
- 40+ years of management & operating experience as executive in upstream industry, with extensive technical understanding of development of O&G reserves, as well as financial and M&A expertise



PAUL ECKLEY — CIMAREX
Independent Director
- 40+ years of institutional investor experience, including investments in public & private companies in the O&G industry, as well as extensive leadership experience serving as the former SVP of Investments at State Farm



AMANDA BROCK — Cabot Oil & Gas
Independent Director
- Diverse experience & background gained from distinguished career building & managing global infrastructure businesses in O&G, water & power industries, including serving as the President & COO Solaris Midstream



HANS HELMERICH — CIMAREX
Independent Director
- 30+ years of executive experience in the O&G industry, including as former CEO and current Chairman of Helmerich & Payne, with deep understanding of the drilling sector



MARCUS WATTS — Cabot Oil & Gas
Independent Director
- Significant legal, transactional & management experience within O&G, among other industries, with particular expertise in governance, regulatory and EH&S matters



FRANCES VALLEJO — CIMAREX
Independent Director
- 30+ years of O&G industry experience, with leadership roles in corporate planning, budgeting & treasury, including serving as the former Treasurer and VP of Corporate Planning & Development at ConocoPhillips

Highly Skilled Board with the Right Experience to Provide Expert Oversight


M&A
10
Governance
10
Energy Industry
9
Executive Leadership
9
Public Board Experience
9
Capital Allocation
7
ESG / Sustainability
7
Finance / Accounting
7
Government / Regulatory
7
Cybersecurity
4

* Subject to an ongoing review by Cabot of the independence and other qualifications of the Cimarex designees and formal action to be taken by the Cabot Board, Cimarex expects the members of the Board of Directors overseeing the combined business immediately after the closing of the merger will be as set forth in the table

10

Executive Compensation › Executive compensation will remain aligned with key strategic priorities & performance › Incorporation of ESG metrics in incentive structure › CEO has waived his contractual right to accelerated vesting of his equity awards at closing. For the purposes of this transaction, all his outstanding equity will be subject to “double trigger” vesting instead › No cash payments to Cimarex executives in connection with the transaction closing (“double trigger”) Board › I ndependent , diverse & experienced board › 8 of 10 directors will be independent › 4 independent directors expected to be on the combined company board joined the Cimarex or Cabot board within the last 5 years, bringing fresh perspectives › Strong Lead Independent Director with critical oversight responsibilities › Track record of robust shareholder engagement will be continued with combined company › Combined company will incorporate enhanced governance practices › Accelerates annual election of all directors › Majority vote standard › Proxy access › Elimination of supermajority vote requirements Governance 11 Enhancing Strong Governance Profile

Commitment to Sustainability Will Continue In The Combined Company's Governance & Operations

CIMAREX + Cabot Oil & Gas Corporation

Cimarex's Track Record on Sustainability

Emissions & Flaring Reductions

Goals for 2021

Scope 1 GHG Emissions Intensity
(metric tons CO_2e / MBoe)



18.5
(22%)
14.5
2019
2020
8-12% reduction

Permian High-Pressure Flaring Intensity
(% of gross natural gas production)



2.0%
(54%)
0.9%
2019
2020
15-30% reduction

Water Intensity

100mm bbls of produced, recyclable water sourced for completion operations

Cumulative sourced recycled water
(mm bbls)



19
32
61
78
100
2015-2017
2018
2019
2020
YTD

Commitment to sustainability to be reflected throughout the combined company's governance & operations

Board

- Formal Board-level oversight of ESG
- ESG / energy transition experience represented on the Board

Operational

- Commitment to strong safety performance & further reducing GHG emissions

Reporting / Risk Management

- Publish annual standalone sustainability report
  - Align reporting with SASB & TCFD frameworks
  - Perform ESG materiality assessment
  - Prepare two-degree scenario analysis

Compensation

- ESG metrics incorporated into executive compensation framework

12

Board Process Was Guided by Fundamental Changes In the Energy Industry & Investor Feedback • Many investors divested from the E&P sector in recent years due to: › Low returns following rapid growth & development of U.S. onshore hydrocarbons › Increasing focus on energy transition • The market has placed increasing emphasis on mitigating volatility & making more conservative financial & strategic decisions focused on: › Lowering capital intensive growth & financial leverage › Generating FCF across cycles › R eturning capital to investors › Managing risks associated with environmental sustainability & the anticipated energy transition • Cimarex regularly engages shareholders to collect feedback & understand perspectives • In addition to regular engagement, Cimarex invited respected energy investors to present to the Board while evaluating alternatives for the business › These investors emphasized need to reduce capital intensity, maintain low leverage, focus on free cash flow generation & return capital • Engaged in preliminary discussions of potential strategic transactions with Cabot & five other E&Ps › Entered into NDAs & conducted mutual due diligence with two companies, including Cabot • P erformed thorough operational, technical & financial due diligence on Cabot’s assets • The Board discussed the potential Cabot combination at 11 separate meetings (9 of which included executive sessions ) Transaction responds to evolving energy sector dynamics Board sought shareholder input on best path forward Board thoroughly explored alternatives to address fundamental changes in sector & position Cimarex for continued value creation 13

The Transaction Addresses These Emerging Strategic Imperatives & Will Create the Most Value for Cimarex Shareholders

CIMAREX + Cabot Oil & Gas Corporation

Enables greater return of capital to shareholders than standalone Cimarex
- Increased base dividend (86% increase over standalone), introduction of variable dividend targeting 50%+ of FCF & one-time special dividend post-closing
- Capacity & confidence to distribute 30%+ of cash flow from operations in all but the lowest commodity price scenarios

Provides for significant & sustained cash generation across cycles
- Flexibility to leverage commodity-specific cycles in allocating capital across asset base
- Increases FCF upside, decreases downside exposure & reduces mid-cycle volatility
- Reduces capital intensity & reinvestment demands for combined business – targeting <60% reinvestment ratio
- $100mm in identified G&A synergies, with further opportunities to enhance capital efficiency and realize operational synergies

Strengthens asset base
- Increases PDP value per share and NAV per share[1]
- PDP reserves increase from ~33% to ~38% of asset value & PDP reserve life increases from ~7 to ~9 years[1], improving cash flow predictability and longevity

Improves financial profile and stability
- Enhanced scale, strong balance sheet, increased liquidity & reduced volatility relative to standalone Cimarex are expected to improve the company's credit ratings & cost of capital & enable the combined business to maintain a net debt-to-EBITDAX ratio of less than 1x

Strengthens commitment to ESG & sustainability
- The combined company will pursue industry leading ESG & sustainability policies, including committing to further improvement across critical sustainability metrics
- Executive compensation will be aligned with shareholder value creation & environmental sustainability

Result of comprehensive review by Board, including thorough exploration of potential alternatives & deep-dive technical review of Cabot's assets
- Exchange ratio reflects near two-year high in relative trading values

14

[1] Based on respective company databases at 5/21/21 strip prices & blended WACC. Increases measured compared to Cimarex standalone metrics

If you have any questions, please call our proxy solicitor : Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Stockholders may call: (877) 717 - 3936 Banks & Brokers may call: (212) 750 - 5833 Vote FOR this value - enhancing transaction 15

Appendix

- 0.7500x 1.5000x 2.2500x 3.0000x 3.7500x 4.5000x Jun-19 Aug-19 Oct-19 Dec-19 Feb-20 Apr-20 Jun-20 Aug-20 Oct-20 Dec-20 Feb-21 Apr-21 Jun-21 Aug-21 Equity and Commodity Transaction Backdrop Historical Exchange Ratio (Cimarex / Cabot) Market Implied Exchange Ratio Deal Exchange Ratio Source: FactSet market data as of 9/8/21 Note: WTI and HHub prices reflect average 60 - month forward NYMEX strip prices • NYMEX West Texas Intermediate (“WTI”) outperformed Henry Hub (“HHub”) by 34% in the 12 months leading up to the transaction a nno uncement • Transaction terms represent highest exchange ratio in > 2 years • HHub has outperformed WTI by 18% since the date of the transaction announcement 4.0146x 4.0071x 2020 Performance (1/1/20 – 12/31/20) 2 Post - Announcement (5/24/21 – 9/8/21) 4 Partial Year 2019 Performance (6/1/19 – 12/31/19) 1 4% (9%) WTI HHub WTI outperforms HHub by 13%; exchange ratio climbs 1 (12%) 4% WTI HHub HHub outperforms WTI by 16%; exchange ratio falls 2 Dialogue & Negotiations (1/14/21 – 5/21/2021) 3 WTI outperforms HHub by 11%; exchange ratio climbs to > 2 year high 3 HHub outperforming WTI by 18% 4 17

Cimarex Performance Across Recent Time Periods

Cimarex Has Outperformed The Peer Mean Since Transaction Announcement & YTD

Stock price performance



XEC Stock Price
E&P Mean 1
97%
50%
4%
(2%)
12%
(4%)
Year to date
Since transaction announcement
Since day after announcement

Source: FactSet market data as of 9/8/21
[1]Selected E&Ps include COP, DVN, EOG, FANG, MRO & PXD

18

Research Analyst Commentary

"Our first blush take on the all-stock, no premium merger of equals between COG and XEC is positive. The combination adds commodity and geographic diversity while increasing FCF generation potential and maintaining a debt leverage profile below 1x."

Capital One Securities, Inc. ***(5/24/2021)***

"With a bigger FCF generating base post merger, management is now more comfortable on the sustainability of a higher base dividend and payout structure, especially given COG's PDPs and balance sheet. We agree that sustainability through price cycles is key for shareholder buy-in on return of capital"

BARCLAYS ***(5/24/2021)***

"We are **upgrading XEC to Buy** based on its now-attractive free cash yield and payout capacity of the combined entity following the COG merger announcement in May. At this point, the combined entity trades at an attractive valuation in our view vs both oil and gas peers, with payout capacity ~10% next year, while retaining one of the strongest balance sheets in the group."

MIZUHO ***(8/12/2021)***

"Pro forma entity is Top Pick for natural gas exposure.......Given our constructive view on the pro forma entity, XEC is also a Top Pick"

Siebert Williams Shank ***(8/12/2021)***

"Based on the current combined market cap, we estimate the FCF Yield at 18%, EV/EBITDA at 3.1x, and balance sheet in a net cash position, **making the combination financially attractive and we see management aggressively repurchasing shares if the stock continues to lag natural gas prices**."

WOLFE RESEARCH ***(9/2/2021)***

"XEC posted another solid quarter and is **well positioned to increase the dividend again** post the COG merger."

STIFEL ***(8/5/2021)***

Note: Permission to quote neither sought nor provided

19

Disclaimers

Cautionary Statement Regarding Forward-Looking Information

This presentation contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot's and Cimarex's current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot's and Cimarex's plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot's common stock or Cimarex's common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot's and Cimarex's businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot's and Cimarex's businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 and the definitive joint proxy statement/prospectus filed with the Securities and Exchange Commission ("SEC") in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the definitive joint proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot's website at www.cabotog.com/investorrelations and on the SECs website at http://www.sec.gov; and (2) Cimarex's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SECs website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

20

No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualifica tio n under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Additional Information about the Merger and Where to Find It In connection with the proposed transaction, Cabot filed with the SEC a registration statement on Form S - 4 on June 30, 2021 (as amended on August 13, 2021), that includes a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. The registration statement was declared effective by the SEC on Aug ust 20, 2021, and on August 23, 2021 Cabot and Cimarex each filed the definitive joint proxy statement/prospectus in connection with the proposed transaction with the SEC. Cabot and Cimarex commenced mailing the de finitive joint proxy statement/prospectus to stockholders on or about August 23, 2021. Each of Cabot and Cimarex will also file other relevant documents with the SEC regarding the proposed transaction. This prese nta tion is not a substitute for the registration statement, the definitive joint proxy statement/prospectus, or any other document that Cabot or Cimarex has filed or may file with the SEC. INVESTORS AND SEC URI TY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY A MEN DMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPO SED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement, the definitive joint proxy statement/prospectus and other documents co ntaining important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes ava ilable, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor - relation s or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281 - 589 - 4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at ww w.cimarex.com/investor - relations. Participants in the Solicitation Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solic ita tion of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or other wis e, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2020, wh ich was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or oth erw ise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the propo sed transaction by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investor s s hould read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources ind ica ted above. 21 Disclaimers

Cautionary Statement Regarding Forward-Looking Information

This presentation contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 and preliminary joint proxy statement/prospectus that was filed with the Securities and Exchange Commission (“SEC”) and the definitive joint proxy statement/prospectus if and when it becomes available in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investorrelations and on the SEC’s website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, Cabot filed with the SEC a registration statement on Form S-4 on June 30, 2021 (as amended on August 13, 2021), that includes a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. The registration statement was declared effective by the SEC on August 20, 2021, and on August 23, 2021 Cabot and Cimarex each filed the definitive joint proxy statement/prospectus in connection with the proposed Merger with the SEC. Cabot and Cimarex commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about August 23, 2021. Each of Cabot and Cimarex will also file other relevant documents with the SEC regarding the proposed Merger. This presentation is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that Cabot or Cimarex has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement, the definitive joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed Merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Merger by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when such materials become available. Investors should read the definitive joint proxy statement/prospectus, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.